UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Alta Equipment Group Inc.

(Name of Issuer)

Common stock, $0.0001 par value

(Title of Class of Securities)

02128L106

(CUSIP Number)

Snowbird Capital LLC

9400 South Saginaw Street, Suite E

Grand Blanc, MI 48439

(734) 780-4005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02128L106

1.	NAMES OF REPORTING PERSONS Snowbird Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,056,495
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,056,495
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,495
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 02128L106

Item 1.

(a)	Name of Issuer:

Alta Equipment Group Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

13211 Merriman Road, Livonia, Michigan 48150

Item 2.

(a)	Name of Person Filing

Snowbird Capital LLC

(b)	Address of the Principal Office or, if none, residence

9400 South Saginaw Street, Suite E, Grand Blanc, MI 48439

(c)	Citizenship

MI

(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share (the “Shares”)

(e)	CUSIP Number

02128L106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	☒	Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,056,495 shares

(b)	Percent of class: 6.2%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote. 2,056,495 shares

	(ii)	Shared power to vote or to direct the vote. 0 shares

	(iii)	Sole power to dispose or to direct the disposition of. 2,056,495 shares

	(iv)	Shared power to dispose or to direct the disposition of. 0 shares

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 02128L106

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/3/2024 Date

/s/ Steven Greenawalt Signature

Steven Greenawalt / Manager Name/Title